EXHIBIT 99.1

TOP Ships Inc. Announces Extension of Time Charter of M/T Eco Fleet

ATHENS, Greece, May 03, 2018 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels focusing on the transportation of petroleum products, announced today that it has extended the firm period of the time charter of M/T Eco Fleet with BP Shipping Limited for six months.

Following the signing of the above mentioned time charter party extension, the Company’s charter coverage is as follows:

Year	Operating fleet	Operating fleet including vessels partly owned through joint ventures
2018	100%	100%
2019	83%	86%
2020	65%	70%
2021	20%	22%

The above charter coverage percentages are calculated as the ratio of number of days vessels are expected to be hired pursuant to the fixed period of existing time charters divided by number of days vessels are available for chartering during the respective calendar years assuming no off-hire days.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
Mr. Craig Brelsford
REDCHIP
Tel: +1 407 571 0902
Email: Craig@redchip.com